Evans Bancorp, Inc.

One Grimsby Drive

Hamburg, New York 14075

April 18, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington,  D.C. 20549

Re:Evans Bancorp, Inc.

Registration Statement on Form S-3 (Registration No. 333-230819)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Evans Bancorp, Inc., a New York corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m., Eastern time, on April 23, 2019, or as soon thereafter as is practicable.

Very truly yours,

/s/ David J. Nasca

David J. Nasca

President and Chief Executive Officer

(Duly Authorized Representative)